MSH Enterprises Corp.

Profit and Loss
January - December 2023

	TOTAL
Income	
Amazon Sales	61,535.49
Cash Rewards and Other income	697.80
PayPal Sales	15,751.10
Sales	301,660.80
Services	1,622.32
Shipping Income	2,127.18
Total Income	**$383,394.69**
Cost of Goods Sold	
Amazon Fees	27,569.35
Cost of goods sold	181.02
Food Purchases	11,284.40
Postage	1,126.02
Rub Purchases	66,158.26
Shipping	3,324.27
Supplies and Materials (COGS)	80,461.87
Total Cost of Goods Sold	**$190,105.19**
GROSS PROFIT	**$193,289.50**
Expenses	
Ask My Accountant	3,683.72
Bank fees & service charges	756.30
Business licenses	25.00
Contract labor	38,671.05
Insurance	1,400.67
Interest paid	9,246.50
Legal & accounting services	13,380.50
Marketing and Advertisement	216,762.57
Meals	13,459.90
Memberships & subscriptions	1,898.99
Merchant Services Fees	14,238.81
Office expenses	11,035.36
Paid Commissions	8,065.33
PayPal Fees	733.24
Payroll expenses	119,880.90
Phone	1,374.29
Photography & Videography	517.65
QuickBooks Payments Fees	338.65
Rent	7,128.72
Repairs & maintenance	87.92
Taxes and Licenses	980.23
Travel	34,334.44
Unapplied Cash Bill Payment Expense	55.00

MSH Enterprises Corp.

Profit and Loss
January - December 2023

	TOTAL
Utilities	1,057.01
Website	23.96
Total Expenses	**$499,136.71**
NET OPERATING INCOME	**$ -305,847.21**
Other Expenses	
Vehicle expenses	5,518.26
Total Other Expenses	**$5,518.26**
NET OTHER INCOME	**$ -5,518.26**
NET INCOME	**$ -311,365.47**